Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MRI INTERVENTIONS, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

MRI INTERVENTIONS, INC., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the name of the corporation is MRI Interventions, Inc.

SECOND: That the Amended and Restated Certificate of Incorporation of MRI Interventions, Inc., as amended, is hereby amended by deleting Section A of Article IV thereof and substituting the following in its place:

  A. Authorized Stock. The total number of shares which the Corporation shall have authority to issue is Two Hundred Twenty Five Million (225,000,000), consisting of Two Hundred Million (200,000,000) shares of Common Stock, par value $0.01 per share (the “Common Stock”), and Twenty Five Million (25,000,000) shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”). Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), the shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified as and converted into a different number of shares of Common Stock (the “New Common Stock”) such that each forty (40) shares of Old Common Stock shall, at the Effective Time, be automatically reclassified as and converted into one share of New Common Stock. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of whole shares of New Common Stock into which such Old Common Stock shall have been reclassified pursuant to this Certificate of Amendment. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which the stockholder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair value of the Common Stock as determined in good faith by the Board of Directors of the Corporation.

THIRD: That the foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That this Certificate of Amendment shall be effective as of 4:01 p.m. eastern time on July 26, 2016.

[Signature Page to Follow.]

IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on this 26th day of July, 2016.

MRI INTERVENTIONS, INC.

By:	/s/ Francis P. Grillo
Francis P. Grillo
Chief Executive Officer